Cascade Cultures LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Misc Income	1,000.00
Rent Share	9,680.00
Sales	1,890.23
Direct to Consumer	4,882.05
Discounts given	-6,840.02
Wholesale	1,536.18
WS Beverages	7,808.88
WS Dressings	58,450.57
Total Wholesale	**67,795.63**
Total Sales	**67,727.89**
Total Income	**$78,407.89**
Cost of Goods Sold	
Cost of Goods Sold - Super Belly	0.00
Cost of Labeling/Packaging - COS	41.20
Ingredients	0.00
Herbs & Spices	398.38
Juices	1,755.30
Oil	7,656.78
Pantry	3,235.70
Produce	700.90
Super Belly	808.34
Total Ingredients	**14,555.40**
Shipping	625.00
Direct Shipping/E-commerce	839.48
Total Shipping	**1,464.48**
Supplies	3,797.00
Glass	8,846.39
Labels	2,916.98
Packing Materials	856.62
Pouches	620.00
Total Supplies	**17,036.99**
Total Cost of Goods Sold - Super Belly	**33,098.07**
Total Cost of Goods Sold	**$33,098.07**
GROSS PROFIT	**$45,309.82**
Expenses	
Automobile	93.07
Depreciation Expense	214.00
Equipment	2,506.73
Equipment Repair & Maintenance	1,323.43

Cascade Cultures LLC

Profit and Loss

January - December 2021

	TOTAL
Facilities	0.00
Insurance	1,040.00
Janitorial	1,582.78
Rent & Lease	14,410.00
Repairs & Maintenance	134.95
Utilities	5,385.13
Total Facilities	**22,552.86**
General Admin	0.00
Certification/Audit	3,328.41
Legal & Professional Services	2,573.43
Office Supplies & Software	481.99
Taxes & Licenses	2,532.25
Total General Admin	**8,916.08**
Interest Paid	3,111.80
Marketing & Sales	0.00
Advertising	570.00
Affiliate	55.66
Broker - Dirty Hands	12,425.00
Dirty Hands Samples	348.49
E-Book	13.30
Facebook Advertising	4.00
Farmers Markets	1,992.41
Graphic Design	652.93
Marketing	1,155.66
Photography	435.00
Sales	955.11
Trade Shows	1,662.67
Travel	0.00
Meals & Entertainment	120.70
Total Travel	**120.70**
Web	429.58
Total Marketing & Sales	**20,820.51**
Office Supplies & Software	21.46
Professional Development	89.27
R & D Product / Ingredients	1,006.76
Total Expenses	**$60,655.97**
NET OPERATING INCOME	**$ -15,346.15**
NET INCOME	**$ -15,346.15**

Cascade Cultures LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Selco - Cascade Culture (S10)	66,393.48
Total Bank Accounts	**$66,393.48**
Accounts Receivable	
Accounts Receivable (A/R)	3,411.47
Total Accounts Receivable	**$3,411.47**
Other Current Assets	
Inventory Asset	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$69,804.95**
Fixed Assets	
Accumulated Depreciation	-24,063.00
Bottle Filler (06/23/21)	1,500.00
Bottling Line	14,802.00
Fixed Assets	0.00
Marchesio Tanks (08/2018)	2,394.00
Primera Labeler (08/2018)	1,495.00
Robot Coupe (04/2017)	3,560.00
Tables & Casters (10/2018)	1,598.00
Total Fixed Assets	**9,047.00**
Total Fixed Assets	**$1,286.00**
TOTAL ASSETS	**$71,090.95**

Cascade Cultures LLC

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	0.00
Chase	-10.02
Paul Credit Card	7,590.89
Sarah Credit Card	2,083.77
Total Chase	**9,664.64**
Total Credit Card	**9,664.64**
Total Credit Cards	**$9,664.64**
Total Current Liabilities	**$9,664.64**
Long-Term Liabilities	
Notes Payable	0.00
Personal Loan	46,834.98
SMBX Loan	67,846.98
Total Notes Payable	**114,681.96**
Total Long-Term Liabilities	**$114,681.96**
Total Liabilities	**$124,346.60**
Equity	
Member's Equity	-19,826.89
Opening Balance Equity	0.00
Retained Earnings	1,917.39
Treasury Units	-20,000.00
Net Income	-15,346.15
Total Equity	**$ -53,255.65**
TOTAL LIABILITIES AND EQUITY	**$71,090.95**

Cascade Cultures LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,346.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-1,494.08
Uncategorized Asset	0.00
Accumulated Depreciation	214.00
Credit Card:Chase:Paul Credit Card	6,604.26
Credit Card:Chase:Sarah Credit Card	3,060.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,384.56**
Net cash provided by operating activities	**$ -6,961.59**
INVESTING ACTIVITIES	
Bottle Filler (06/23/21)	-1,500.00
Net cash provided by investing activities	**$ -1,500.00**
FINANCING ACTIVITIES	
Notes Payable:Personal Loan	-8,165.02
Notes Payable:SMBX Loan	67,846.98
Member's Equity	-19,826.89
Opening Balance Equity	-9,042.00
Retained Earnings	28,868.89
Net cash provided by financing activities	**$59,681.96**
NET CASH INCREASE FOR PERIOD	**$51,220.37**
Cash at beginning of period	15,173.11
CASH AT END OF PERIOD	**$66,393.48**